WAVE WIRELESS CORPORATION
1996 Lundy Avenue
San Jose, California 95131

February 13, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Al Pappas

Re:	Wave Wireless Corporation Amendment No. 1 to Registration Statement on Form S-4 File No. 333-131357

Dear Mr. Pappas:

On behalf of Wave Wireless Corporation (the “Company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 to 10:00 a.m., Eastern Standard Time, or as soon as practicable thereafter on Monday February 13, 2006.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Acting Chief Executive Officer